SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                  SCHEDULE 13D
                                 (RULE 13D-101)
                                   ----------
            INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT TO
                                  RULE 13D-1(A)

                             KEEBLER FOODS COMPANY
                    ----------------------------------------
                                (NAME OF ISSUER)

                          COMMON STOCK, $0.01 PAR VALUE
                    ----------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                    487256109
                   ----------------------------------------
                                 (CUSIP NUMBER)


          DANIEL A. NEFF, ESQ.                    JANET L. KELLY, ESQ.
     WACHTELL, LIPTON, ROSEN & KATZ                  KELLOGG COMPANY
          51 WEST 52ND STREET                      ONE KELLOGG SQUARE
        NEW YORK, NEW YORK 10019              BATTLE CREEK, MICHIGAN 49016
             (212) 403-1000                          (616) 961-2000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 26, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        Continued on following page(s)


                                Page 1 of 9 Pages





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------------------------                                ------------------------
CUSIP NO. 487256109             SCHEDULE 13D                  (PAGE 2 OF 9)
------------------------                                ------------------------

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  1   NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                  KELLOGG COMPANY

                  I.R.S. EMPLOYER IDENTIFICATION NO. 38-0710690

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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [ ]
                                                                     (b) [X]
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  3   SEC USE ONLY

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  4   SOURCE OF FUNDS*
                  OO

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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEM 2(D) OR 2(E)                                                  [ ]

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  6   CITIZENSHIP OR PLACE OF ORGANIZATION
                  DELAWARE

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   NUMBER OF      7   SOLE VOTING POWER
    SHARES                        0  (SEE ITEM 5 OF THIS SCHEDULE 13D)
                 ---------------------------------------------------------------

  BENEFICIALLY    8   SHARED VOTING POWER
    OWNED BY                      0  (SEE ITEM 5 OF THIS SCHEDULE 13D)
                 ---------------------------------------------------------------

     EACH         9   SOLE DISPOSITIVE POWER
  REPORTING
                                  0  (SEE ITEM 5 OF THIS SCHEDULE 13D)
                 ---------------------------------------------------------------
  PERSON WITH     10  SHARED DISPOSITIVE POWER

                                  0  (SEE ITEM 5 OF THIS SCHEDULE 13D)

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 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                  0  (SEE ITEM 5 OF THIS SCHEDULE 13D)

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 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                       [X]

--------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                 0% (SEE ITEM 5 OF THIS SCHEDULE 13D)

--------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*
                                CO

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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                                                                   Page 3 of 9

ITEM 1.     SECURITY AND ISSUER

            This Schedule 13D (this "Statement") relates to the common stock, $0.01 par value per share (the "Shares"), of Keebler Foods Company, a Delaware corporation ("Keebler"). The principal executive offices of Keebler are located at 677 Larch Avenue, Elmhurst, Illinois 60126.

ITEM 2.     IDENTITY AND BACKGROUND

            This Statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by Kellogg Company, a Delaware corporation ("Kellogg"). The address of the principal executive offices of Kellogg are located at One Kellogg Square, Battle Creek, Michigan 49016-3599. Kellogg and its subsidiaries are engaged in the manufacture and marketing of ready-to-eat cereal and other grain-based convenience food products on a worldwide basis.

            Information with respect to the executive officers and directors of Kellogg, including name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, to the best knowledge of Kellogg, is listed on the schedule attached hereto as Schedule I, which is incorporated herein by reference.

            Neither Kellogg nor, to the best knowledge of Kellogg, any executive officer or director of Kellogg has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            The citizenship of each of the executive officers and directors of Kellogg, to the best knowledge of Kellogg, is set out on Schedule I, which is incorporated by reference herein.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            Reference is hereby made to the description of the Agreements described in Items 4 and 5 below.

ITEM 4.     PURPOSE OF TRANSACTION.

            On October 26, 2000, Keebler, Kellogg and Flowers Industries, Inc. ("Flowers") entered into certain agreements which provide for Kellogg to acquire Keebler through cash


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                                                                     Page 4 of 9

mergers with each of Keebler and Flowers, the majority stockholder of Keebler, and for Flowers to make a pro rata distribution to its shareholders, immediately prior to completion of the mergers, of its bakery operations. These agreements include (1) a distribution agreement dated as of October 26, 2000 between Flowers and Flowers Foods, Inc., a wholly owned subsidiary of Flowers ("Flowers Foods") (the "Distribution Agreement"), (2) an agreement and plan of restructuring and merger dated as of October 26, 2000 among Kellogg, Flowers and Kansas Merger Subsidiary, Inc., a wholly owned subsidiary of Kellogg ("Flowers Merger Sub") (the "Flowers Merger Agreement"), (3) an agreement and plan of merger dated as of October 26, 2000 among Kellogg, Keebler and FK Acquisition Corp., a wholly owned subsidiary of Flowers ("Keebler Merger Sub") (the "Keebler Merger Agreement") and (4) a voting agreement dated as of October 26, 2000 between Kellogg and Flowers (the "Voting Agreement" and collectively with the Distribution Agreement, the Flowers Merger Agreement and the Keebler Merger Agreement, the "Agreements").

            The Distribution Agreement provides for the assets and liabilities of Flowers other than the 46,197,466 Shares owned by Flowers and certain retained liabilities to be assigned to, or assumed by, Flowers Foods. The bakery businesses conducted by Mrs. Smith's Bakeries, Inc. and Flowers Bakeries Brands, Inc., each wholly owned subsidiaries of Flowers, principally comprise the assets and liabilities to be transferred to Flowers Foods. Flowers Foods will indemnify Flowers for any losses incurred as a result of the liabilities assumed by Flowers Foods or for which Flowers Foods is otherwise responsible. Immediately prior to consummation of the Mergers (as defined below), all of the shares of Flowers Foods common stock held by Flowers will be distributed as a stock dividend to the shareholders of Flowers (the "Distribution"). The Distribution is conditioned on (1) the assignment of assets to, and the assumption of liabilities by, Flowers Foods, (2) satisfaction or waiver of the conditions to consummation of the Flowers Merger and (3) other customary closing conditions.

            The Flowers Merger Agreement provides for Flowers to become a direct wholly owned subsidiary of Kellogg, and for each share of Flowers common stock to be converted into the right to receive such amount of cash as determined in accordance with Schedule I to the Flowers Merger Agreement (the "Flowers Merger"). The aggregate cash amount to be paid by Kellogg to the Flowers shareholders will be determined by multiplying $42 by the 46,197,466 Shares owned by Flowers, and then subtracting the indebtedness and certain other liabilities remaining at Flowers at the effective time of the Flowers Merger. The cash amount per share to be received by the Flowers shareholders will be determined by dividing this aggregate cash amount by the number of shares of Flowers common stock which are issued and outstanding immediately prior to the effective time of the Flowers Merger. The consummation of the Flowers Merger is subject to the satisfaction or waiver of several closing conditions, including, without limitation: (1) the approval and adoption of the Flowers Merger Agreement by the shareholders of Flowers, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (3) the consummation of the distribution pursuant to the Distribution Agreement, (4) the approval and adoption of the Keebler Merger Agreement by the shareholders of Keebler and (5) other customary closing conditions.

            The Keebler Merger Agreement provides for Keebler to become a wholly owned subsidiary of Kellogg, and for each Share held by shareholders other than Flowers to be converted into the right to receive $42 in cash (the "Keebler Merger" and together with the


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                                                                     Page 5 of 9

Flowers Merger, the "Mergers"). The consummation of the Keebler Merger is subject to the satisfaction or waiver of several closing conditions, including, without limitation: (1) the approval and adoption of the Keebler Merger Agreement by the shareholders of Keebler, (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, (3) other customary closing conditions and (4) the consummation of the Flowers Merger Agreement. The condition relating to consummation of the Flowers Merger Agreement will be deemed to be satisfied if (a) shareholders of Flowers have not approved and adopted the Flowers Merger Agreement by June 15, 2001, (b) the meeting of Flowers shareholders to decide such approval shall have concluded without the approval of the Flowers Merger Agreement having been obtained or (c) Flowers materially breaches any of its covenants or obligations under the Flowers Merger Agreement, and in any such event the Keebler Merger could be completed without consummating the Flowers Merger and all outstanding Shares, including the Shares held by Flowers, would be converted into the cash price of $42 per Share. As a result of the Keebler Merger, the officers and directors of Keebler Merger Sub will become the officers and directors of Keebler, as the surviving corporation in the merger between Keebler and Keebler Merger Sub, Keebler will become a wholly owned subsidiary of Kellogg and Keebler's Shares will cease to be publicly traded or listed.

            In connection with the foregoing merger agreements, Flowers and Kellogg entered into the Voting Agreement, whereby Flowers agreed to execute a written consent with respect to all of its Shares in favor of the approval of the Keebler Merger and the Keebler Merger Agreement and against any competing business combination and to grant an irrevocable proxy to Kellogg in support of its agreements in the Voting Agreement. Flowers also agreed not to transfer any of its Shares prior to the earlier of the consummation of the Keebler Merger or the termination of the Keebler Merger Agreement. Since the Voting Agreement covers greater than 50% of the outstanding Shares, the written consent to be delivered by Flowers with respect to the Shares it owns will be sufficient to assure approval and adoption of the Keebler Merger Agreement by the Keebler shareholders without the vote of any other shareholder of Keebler.

            A copy of each of the Flowers Merger Agreement, the Keebler Merger Agreement, the Distribution Agreement and the Voting Agreement is incorporated by reference hereto as Exhibit 2.1, 2.2, 10.1 and 10.2, respectively, and each is incorporated herein by reference. The foregoing descriptions of the Agreements are qualified in their entirety by reference to the Agreements attached as exhibits hereto.

            Except as set forth herein or otherwise relating to integration in connection with the Keebler Merger, Kellogg does not have any current plans or proposals that relate to or would result in (i) the acquisition by any person of additional Shares; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Keebler or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Keebler or any of its subsidiaries; (iv) any change in the present board of directors or management of Keebler, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board; (v) any material change in the present capitalization or dividend policy of Keebler; (vi) any other material change in Keebler's business or corporate structure; (vii) any change in Keebler's articles of incorporation or bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of Keebler by any person; (viii) causing a class of securities of Keebler to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of Keebler becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.


ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

            Kellogg does not beneficially own any shares of Keebler common stock. Pursuant to the Voting Agreement, Kellogg may be deemed to exercise the power to direct the voting and disposition, only as to certain matters relating to the Keebler Merger or any competing business combination, of the 46,197,466 Shares beneficially owned by Flowers, which represent approximately 54.3% of the Shares issued and outstanding, as disclosed in the Voting Agreement. Kellogg does not have any power to direct the voting or disposition of Shares beneficially owned by Flowers other than the power provided pursuant to the Voting Agreement. A copy of the Voting Agreement is incorporated by reference hereto as Exhibit 10.2 to this Statement and is incorporated herein by reference.

            The filing of this Schedule 13D shall not be construed as an admission that Kellogg is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Shares, and Kellogg expressly disclaims that it is the beneficial owner of any securities covered by this Statement.

            To the best knowledge of Kellogg, no executive officer or director of Kellogg beneficially owns any Shares, nor have any transactions in the Shares been effected during the past 60 days by Kellogg or, to the best knowledge of Kellogg, by any director or executive officer of Kellogg. In addition, to the best knowledge of Kellogg, no other person is known by Kellogg to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Statement.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Reference is hereby made to the description of the Agreements described in Items 4 and 5 above. Although Kellogg hereby describes a relationship with Flowers pursuant to the Voting Agreement and may be deemed to be a group pursuant to Rule 13d-5 under the Exchange Act, Kellogg hereby expressly disclaims the existence of a group and the filing of this Statement shall not be construed as an admission that Kellogg is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities of Keebler whether or not covered by the Voting Agreement.

            Except as set forth in Items 4 and 5 above, neither Kellogg nor, to the best knowledge of Kellogg, any directors or executive officers of Kellogg, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Keebler or its subsidiaries, including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities of Keebler,finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies relating to Keebler or any securities of Keebler.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.


     2.1      Agreement and Plan of Restructuring and
              Merger dated as of October 26, 2000
              between Flowers Industries, Inc., Kellogg
              Company and Kansas Merger Subsidiary, Inc.
              (incorporated by reference to exhibit 2.1 to Kellogg's Report on Form 8-K dated
              November 6, 2000)

     2.2 Agreement and Plan of Merger dated as of October 26, 2000 between Keebler Foods
              Company, Kellogg Company and FK Acquisition
              Corp. (incorporated by reference to exhibit
              2.2 to Kellogg's Report on Form 8-K dated
              November 6, 2000)

    10.1      Distribution Agreement dated as of October
              26, 2000 between Flowers Industries, Inc.
              and Flowers Foods, Inc. (incorporated by reference to exhibit 10.1 to Kellogg's
              Report on Form 8-K dated November 6, 2000)

    10.2      Voting Agreement dated as of October 26,
              2000 between Flowers Industries, Inc. and
              Kellogg Company (incorporated by reference to exhibit 10.2 to Kellogg's Report on Form 8-K dated November 6, 2000)










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                                                                     Page 9 of 9

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: November 6, 2000

                                    KELLOGG COMPANY

                                    By:/s/ Janet L. Kelly
                                       -------------------------------
                                       Name:  Janet L. Kelly
                                       Title: Executive Vice President -
                                                Corporate Development, General
                                                Counsel and Secretary

                                   SCHEDULE I

            The name, present principal occupation and citizenship of each director and executive officer of Kellogg Company is set forth below.

Name and Business Address   Principal Occupation       Citizenship
-------------------------   --------------------       -----------
Donna J. Banks              Senior Vice President,     United States
Kellogg Company             Global Innovation -
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

Jeffrey M. Boromisa         Vice President, Corporate  United States
Kellogg Company             Controller - Kellogg
One Kellogg Square          Company
Battle Creek, MI 49016

Benjamin S. Carson, M.D.    Director of Pediatric      United States
Johns Hopkins               Neurosurgery - The Johns
600 North Wolfe Street-     Hopkins Medical
Harvey 811                  Institutions
Baltimore, MD 21287-8811

John T. Dillon              Chairman and Chief         United States
International Paper         Executive Officer -
Company                     International Paper
Two Manhattanville Road     Company
Purchase, NY 10577

Carleton S. Fiorina         President and Chief        United States
Hewlett-Packard Company     Executive Officer -
3000 Hanover Street         Hewlett-Packard Company
Palo Alto, CA 94304

Claudio X. Gonzalez         Chairman and Chief         Mexico
Kimberly Clark de           Executive Officer -
Mexico, S.A. De C.V.        Kimberly-Clark de Mexico,
Jose Luis Lagrange 103-3    S.A. de C.V.
Ciudad de Mexico
Distrito Federal 11510

Jacobus Groot               Executive Vice President,  Netherlands
Kellogg Company             President (Kellogg
One Kellogg Square          Asia-Pacific) - Kellogg
Battle Creek, MI 49016      Company

Gordon Gund                 Chairman and Chief         United States
Gund Investment             Executive Officer- Gund
Corporation                 Investment Corporation
14 Nassau Street
Princeton, NJ 08542

Carlos M. Gutierrez         Chairman, President and    United States
Kellogg Company             Chief Executive Officer-
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

Alan F. Harris              Executive Vice President,  Great Britain
Kellogg Company             President (Kellogg
One Kellogg Square          Europe) - Kellogg Company
Battle Creek, MI 49016

James M. Jenness            President, Schwarz         United States
Schwarz Worldwide           Worldwide
8338 Austin Avenue
Morton Grove, IL 60053

Dorothy A. Johnson          President - Ahlburg        United States
Ahlburg Company             Company
41 Washington Avenue
Suite 347
Grand Haven, MI 49417

Janet L. Kelly              Executive Vice President   United States
Kellogg Company             - Corporate Development,
One Kellogg Square          General Counsel and
Battle Creek, MI 49016      Secretary - Kellogg
                            Company

David Mackay                Senior Vice President,     New Zealand, Great
Kellogg Company             President (Kellogg USA)-   Britain
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

Gustavo Martinez            Executive Vice President,  Mexico
Kellogg Company             President (Kellogg Latin
One Kellogg Square          America) - Kellogg Company
Battle Creek, MI 49016

Ann McLaughlin              Chairman - The Aspen       United States
Kellogg Company             Institute
One Kellogg Square
Battle Creek, MI 49016

J. Richard Munro            Director - Kellogg         United States
Kellogg Company             Company
One Kellogg Square
Battle Creek, MI 49016

William D. Perez            President and Chief        United States
S.C. Johnson & Son, Inc.    Executive Officer - S.C.
1525 Howe Street            Johnson & Son, Inc.
Racine, WI 53403-2236

King Pouw                   Senior Vice President,      United States
Kellogg Company             Operations - Kellogg
One Kellogg Square          Company
Battle Creek, MI 49016

William C. Richardson       President and Chief        United States
W.K. Kellogg Foundation     Executive Officer - W.K.
One Michigan Avenue East    Kellogg Foundation
Battle Creek, MI
49017-4058

Joseph M. Stewart           Senior Vice President,     United States
Kellogg Company             Corporate Affairs -
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

Michael J. Teale            Senior Vice President,     Great Britain
Kellogg Company             Global Supply Chain -
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

Thomas J. Webb              Executive Vice President,  United States
Kellogg Company             Chief Financial Officer -
One Kellogg Square          Kellogg Company
Battle Creek, MI 49016

John L. Zabriskie           Chairman - NEN Life        United States
Kellog Company              Science Products, Inc.
One Kellogg Square
Battle Creek, MI 49016

                                  EXHIBIT INDEX

     2.1      Agreement and Plan of Restructuring and
              Merger dated as of October 26, 2000
              between Flowers Industries, Inc., Kellogg
              Company and Kansas Merger Subsidiary, Inc.
              (incorporated by reference to exhibit 2.1 to Kellogg's Report on Form 8-K dated
              November 6, 2000)

     2.2 Agreement and Plan of Merger dated as of October 26, 2000 between Keebler Foods
              Company, Kellogg Company and FK Acquisition
              Corp. (incorporated by reference to exhibit
              2.2 to Kellogg's Report on Form 8-K dated
              November 6, 2000)

    10.1      Distribution Agreement dated as of October
              26, 2000 between Flowers Industries, Inc.
              and Flowers Foods, Inc. (incorporated by reference to exhibit 10.1 to Kellogg's
              Report on Form 8-K dated November 6, 2000)

    10.2      Voting Agreement dated as of October 26,
              2000 between Flowers Industries, Inc. and
              Kellogg Company (incorporated by reference to exhibit 10.2 to Kellogg's Report on Form 8-K dated November 6, 2000)